Mail Stop 3651

								July 14, 2005


 BY U.S. Mail and Facsimile [ (403) 205 - 9000 ]

 Mr. Robert J. Ritchie, President and Chief Executive Officer
 CANADIAN PACIFIC RAILWAY LIMITED
 CANADIAN PACIFIC RAILWAY COMPANY
Suite 500, Gulf Canada Square
401-9th Avenue S.W.
Calgary, Alberta, Canada  T2P 4Z4

 	Re:	Canadian Pacific Railway Limited
 		Form 40-F for Fiscal Year Ended December 31, 2004
 		Filed March 7, 2005
 		File No. 1-01342

 	Re:	Canadian Pacific Railway Company
 		Form 40-F for Fiscal Year Ended December 31, 2004
 		Filed March 7, 2005
 		File No. 1-15272

Dear Mr. Ritchie:

	We have reviewed the above referenced filings based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Robert J. Ritchie
Canadian Pacific Railway Limited
Canadian Pacific Railway Company
July 14, 2005
Page 2

FORM 40-F (Fiscal Year Ended December 31, 2004)

2004 Annual Information Form

Network and Right of Way, page 14

1. We note from disclosure in Note 23 to the Canadian GAAP audited financial statements that you operate in only one business segment, rail transportation, and that the financial information presented at this level is used by management for decision making. However, given that your network is composed of four primary corridors, the Western, the Southern, the Central, and the Eastern corridors, tell us how you have determined that operations generated in these corridors do not result in separate and distinct reportable business segments. Please note that specific geographic areas can represent reportable segments. Your response should address paragraphs 10-15 of SFAS No.
131. If you have aggregated the corridors, tell us how the aggregation criteria under paragraph 17 of SFAS No. 131 had been met.
Further, clarify for us if the information used by the chief operating decision maker to assess company performance and allocate resources is based on financial information at the consolidated financial level, with no analysis given to lower levels or units of operations, as implied in Note 23 to the audited financial statements. We may have additional comments after review of your response.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Robert J. Ritchie
Canadian Pacific Railway Limited
Canadian Pacific Railway Company
July 14, 2005
Page 3

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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